Exhibit 1 - Footnote 4

OTC Bulletin Board®	Inside Quote Report
GDVI - GLOBAL DIVERSIFIED		July 14, 2003 - July 14, 2003
Trade Date	Time	Bid	Ask

07/14/2003 Start of Day0.027 0.035
08:01:06 AM0.027 0.035
09:05:01 AM0.025 0.035
09:45:23 AM0.03 0.035
10:04:41 AM0.03 0.034
10:08:24 AM0.02 0.034
11:28:51 AM0.025 0.034
11:45:46 AM0.02 0.034
11:54:26 AM0.02 0.034
11:54:26 AM0.02 0.034
11:54:27 AM0.02 0.034
11:54:27 AM0.02 0.034
11:55:19 AM0.02 0.034
11:55:40 AM0.02 0.034
11:55:51 AM0.02 0.034
11:56:02 AM0.02 0.034
11:56:15 AM0.02 0.034
11:56:49 AM0.02 0.03
11:57:18 AM0.02 0.026
11:57:37 AM0.011 0.026
11:57:46 AM0.011 0.015
12:21:43 AM0.012 0.015
12:24:10 AM0.012 0.02
12:49:11 AM0.015 0.02
12:58:33 AM0.015 0.02
01:01:41 PM0.015 0.02
01:01:41 PM0.015 0.02
01:01:41 PM0.015 0.02
01:02:33 PM0.015 0.03
01:21:02 PM0.015 0.03
03:43:11 PM0.016 0.03

Source: www.OTCBB.com Trading Activity Reports (301) 978-8263

Disclaimer
ALL INFORMATION IS PROVIDED "AS IS" WITHOUT WARRANTY OF ANY KIND. BECAUSE OF THE POSSIBILITY OF HUMAN AND MECHANICAL ERRORS AS WELL AS OTHER FACTORS, NASDAQ IS NOT RESPONSIBLE FOR ANY ERRORS OR OMISSIONS IN THE INFORMATION. NASDAQ MAKES NO REPRESENTATIONS AND DISCLAIMS ALL EXPRESS, IMPLIED AND STATUTORY WARRANTIES OF ANY KIND TO THE USERS AND /OR ANY THIRD PARTY, INCLUDING ANY WARRANTIES OF ACCURACY, TIMELINESS, COMPLETENESS, MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE. IN ADDITION, NASDAQ IN PROVIDING THE INFORMATION MAKES NO ENDORSEMENT OF ANY PARTICULAR SECURITY OR MARKET PARTICIPANT.
UNLESS DUE TO WILLFUL TORTIOUS MISCONDUCT OR GROSS NEGLIGENCE, NASDAQ (AND AFFILIATES) SHALL HAVE NO LIABILITY IN TORT, CONTRACT, OR OTHERWISE (AND AS PERMITTED BY LAW, PRODUCT LIABILITY) TO USER AND/OR ANY THIRD PARTY.
NASDAQ(AND AFFILIATES) SHALL UNDER NO CIRCUMSTANCES BE LIABLE TO USER, AND/OR ANY THIRD PARTY FOR ANY LOST PROFITS OR LOST OPPORTUNITY, INDIRECT, SPECIAL, CONSEQUENTIAL, INCIDENTAL, OR PUNITIVE DAMAGES WHATSOEVER, EVEN IF NASDAQ HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.
Some states and foreign countries provide rights in addition to those above, or do not allow excluding or limiting implied warranties, or liability for incidental or consequential damages. Therefore, the above limitation may not apply to you or there may be state provisions which supersede the above. Any clause declared invalid shall be deemed severable and not affect the validity or enforceability of the remainder. The terms contained herein may only be amended in writing signed by Nasdaq and are governed by the laws of the State of New York.